UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 06, 2012

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   ANGLOGOLD ASHANTI RELEASES ITS REPORT FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2012 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS



Report

for the quarter and six months ended 30 June 2012

Group results for the quarter….

- ❖ Gold production of 1.07Moz beats guidance on strong performances from Continental Africa and Americas.
- ❖ Total cash costs of $801/oz, better than guidance due to improved production and weaker local currencies.
- ❖ Adjusted headline earnings of $253m, or 65 US cents a share.
- ❖ Quarterly dividend declared of 100 South African cents per share (approximately 12 US cents per share).
- ❖ Capital projects remain on budget and on schedule; Tropicana first gold is expected at the end of next year.
- ❖ Completed acquisition of residual 50% stake in Serra Grande in Brazil ($220m).

For the first half….

- ❖ Record EBITDA of $1.47bn achieved in seasonally weaker first half.
- ❖ Adjusted headline earnings up 25% to $682m.

Post quarter end….

- ❖ Successful refinancing removes concentration of debt maturities and introduces longer tenor to balance sheet.
- ❖ Revolving Credit Facility of $1bn refinanced at competitive rates and maturity extended from 2014 to 2017.
- ❖ New $750m 10-year, investment-grade rated bond issued at a competitive coupon, issue significantly oversubscribed.
- ❖ Completed acquisition of Mine Waste Solutions ($335m) for additional gold and uranium production.

		Quarter			Six months	
		ended Jun 2012	ended Mar 2012	ended Jun 2011	ended Jun 2012	ended Jun 2011
		US dollar / Imperial				
Operating review						
Gold						
Produced	- oz (000)	**1,073**	981	1,086	2,054	2,124
Price received [1]	- $/oz	**1,607**	1,692	1,510	1,650	1,451
Total cash costs	- $/oz	**801**	794	705	798	705
Total production costs	- $/oz	**1,002**	999	916	1,000	905
Financial review						
Gross profit	- $m	**633**	717	627	1,350	1,125
Profit attributable to equity shareholders	- $m	**287**	563	470	850	711
	- cents/share	**74**	146	122	220	184
Headline earnings	- $m	**307**	551	477	858	718
	- cents/share	**79**	142	124	222	186
Adjusted headline earnings [2]	- $m	**253**	429	342	682	544
	- cents/share	**65**	111	89	176	141
Cash flow from operating activities	- $m	**462**	581	635	1,044	1,148
Capital expenditure	- $m	**451**	354	346	806	594

Notes:
1. *Refer to note B "Non-GAAP disclosure" for the definition.*
2. *Refer to note A "Non-GAAP disclosure" for the definition.*

$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditure and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements or forecasts regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on 4 April 2012 the company's 2011 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the United States on 23 April 2012 and the prospectus supplement to the company's prospectus dated 17 July 2012 that was filed with the Securities and Exchange Commission on 25 July 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

ANGLOGOLD ASHANTI

Quarter 2 2012

Operations **at a glance**

for the quarter ended 30 June 2012

	Production			Total cash costs			Gross profit (loss)		
	oz (000)	Year-on-year % Variance [1]	Qtr on Qtr % Variance [2]	$/oz	Year-on-year % Variance [1]	Qtr on Qtr % Variance [2]	$m	Year-on-year $m Variance [1]	Qtr on Qtr $m Variance [2]
SOUTH AFRICA	**362**	(16)	18	**779**	13	(8)	**205**	(59)	23
Great Noligwa	**24**	(11)	41	**1,124**	5	(28)	**6**	-	11
Kopanang	**56**	(33)	65	**866**	27	(26)	**28**	(20)	19
Moab Khotsong	**54**	(28)	38	**909**	37	(13)	**12**	(25)	12
Mponeng	**120**	(6)	8	**588**	4	-	**96**	(6)	(10)
Savuka	**12**	-	20	**885**	1	(5)	**7**	-	-
TauTona	**52**	(13)	(4)	**890**	5	1	**19**	(2)	(9)
Surface Operations	**44**	(8)	10	**682**	16	(7)	**37**	(6)	(1)
CONTINENTAL AFRICA	**407**	8	7	**827**	17	1	**244**	(1)	(73)
Ghana									
Iduapriem	**47**	7	4	**1,006**	13	(2)	**21**	3	(1)
Obuasi	**83**	-	36	**952**	30	(14)	**34**	(15)	8
Guinea									
Siguiri - Attr. 85%	**67**	2	20	**726**	(9)	(21)	**46**	3	1
Mali									
Morila - Attr. 40% [3]	**22**	(12)	-	**866**	5	23	**15**	(1)	(6)
Sadiola - Attr. 41% [3]	**22**	(33)	(12)	**1,183**	72	22	**9**	(16)	(7)
Yatela - Attr. 40% [3]	**6**	-	(14)	**2,333**	82	30	**(5)**	(6)	(4)
Namibia									
Navachab	**21**	50	5	**831**	(31)	(7)	**13**	11	(1)
Tanzania									
Geita	**140**	31	(4)	**631**	43	18	**106**	23	(64)
Non-controlling interests, exploration and other							**5**	(3)	-
AUSTRALASIA	**71**	16	4	**1,187**	(26)	(8)	**25**	35	8
Australia									
Sunrise Dam	**71**	16	4	**1,105**	(27)	(9)	**31**	36	9
Exploration and other							**(6)**	(1)	(1)
AMERICAS	**233**	8	4	**671**	38	26	**163**	14	(71)
Argentina									
Cerro Vanguardia - Attr. 92.50%	**56**	17	10	**657**	149	141	**41**	(7)	(25)
Brazil									
AngloGold Ashanti Mineração	**97**	15	10	**692**	40	18	**54**	7	(23)
Serra Grande - Attr. 50%	**15**	7	(6)	**859**	(2)	1	**8**	11	(3)
United States of America									
Cripple Creek & Victor	**64**	(9)	(9)	**599**	10	4	**51**	(8)	(13)
Non-controlling interests, exploration and other							**10**	12	(5)
OTHER							**15**	(6)	12
Sub-total	**1,073**	(1)	9	**801**	14	1	**652**	(16)	(101)
Equity accounted investments included above							**(19)**	22	17
AngloGold Ashanti							**633**	6	(84)

[1] Variance June 2012 quarter on June 2011 quarter - increase (decrease).

[2] Variance June 2012 quarter on March 2012 quarter - increase (decrease).

[3] Equity accounted joint ventures.

Rounding of figures may result in computational discrepancies.

Financial and Operating Report

OVERVIEW FOR THE QUARTER

FINANCIAL AND CORPORATE REVIEW

Second quarter adjusted headline earnings (AHE) were $253m, or 65 US cents per share in the three months to 30 June, compared with $342m, or 89 US cents per share in the second quarter of 2011. The impact of 6% higher year-on-year gold prices was offset by higher cash costs and marginally lower production compared with the same period a year earlier. The second quarter of 2011 also included the sale of the Ayanfuri royalty. Also, expenditure on exploration, corporate and capacity building costs for the quarter were higher year-on-year, in line with guidance. The tax rate also increased during the period given that the second quarter of 2011 benefited from unutilised tax losses, while the second quarter of 2012 was impacted by withholding taxes and translation effects on deferred tax balances in Brazil.

AHE declined by 41% **from the previous quarter** due principally to exploration and other expenditures which increased, though in line with annual guidance provided in February of this year. In addition, this level of adjusted headline earnings reflects a lower average gold price received during the quarter when compared to the previous quarter, lower uranium and silver by-product credits, higher gold inventory levels that were sold only subsequent to the end of the quarter due to the timing of gold shipments and a non-recurring one-time deferred tax credit that was included in the first quarter.

Net profit attributable to equity shareholders for the second quarter of 2012 amounted to $287m compared to AHE of $253m, mainly due to fair value gains on the convertible bonds. For the half-year, net profit attributable to equity shareholders was $850m.

Cash flow generated from operating activities was $462m during the second quarter, while total capital expenditure was $451m [1], taking the year-to-date capital expenditure to $806m. As indicated in the press release issued on 10 May, net debt [2] increased from $483m to $879m at the end of June following the completion of the acquisition of Kinross' 50% interest in Serra Grande for $220m and higher capital expenditure quarter-on-quarter. The Serra Grande transaction was successfully closed on 28 June 2012 and the Mine Waste Solutions transaction was completed on 20 July 2012, after the quarter end. AngloGold Ashanti expects net debt to increase by year-end, after taking into account the rising project capital expenditure profile for the remainder of 2012, as well as cash utilised ($335m) for the acquisition of Mine Waste Solutions in July 2012.

Maintaining the integrity of AngloGold Ashanti's balance sheet and investment credit grade ratings remains a strategic priority, especially given its direct impact on the company's cost of capital and ability to fund organic growth projects. After the end of the quarter, at the end of July, the $1bn, four-year revolving credit facility (RCF), due to mature in 2014, was replaced with a new, five-year facility for the same amount, which comes due in 2017. In addition, a $750m, 10-year bond issue was successfully completed days later, against a challenging macroeconomic backdrop, at a competitive coupon of 5.125% and an effective yield of 5.203%. This is lower than the 5.375% coupon on the existing $700m, 10-year notes which mature in 2020. These transactions together provide longer-term maturity to the debt profile. The proceeds from the bond will meet the group's cash and capital investment needs, leaving the new RCF principally as a standby credit facility. This strategy should reduce significantly the potential refinancing risk in 2014, when the $732.5m convertible bond matures.

DIVIDEND

The Board has declared a dividend of 100 South African cents per share (approximately 12 US cents per share) for the second quarter in line with previous guidance.

OPERATING RESULTS

Production for the three months to 30 June 2012 was 1.073Moz at a total cash cost of $801/oz, better than guidance for the quarter of 1.04Moz at a total cash cost of between $840/oz - $845/oz. This compares with production of 1.086Moz at a total cash cost of $705/oz for the second quarter of 2011. The operating result was supported by strong operating performances from the group's Continental Africa region, particularly from Geita and Siguiri, and the Americas region where Brazil and Argentina were the standout performers.

SAFETY

Tragically, five fatalities were reported during the period: one at Great Noligwa, two at TauTona in South Africa; one at Mongbwalu in the DRC; and one at Obuasi in Ghana. These incidents remain a great concern to us and all efforts continue towards improving safety throughout the organisation. Risk management training continues across the organisation alongside implementation of incident risk protocols, the on-going rollout of the Safety Standards Framework and implementation of Project ONE; these programmes together aim to realise further improvements to the group's safety performance. Those efforts continue to be reflected in the broader safety performance, where the All Injury Frequency Rate (AIFR) – the broadest measure of safety performance – was 8.39 per million hours worked for the year to date, a 14% improvement on the 9.76 at the end of 2011. Production losses and associated interruptions due to safety stoppages at the South African operations improved compared with the previous quarter.

[1] including equity-accounted joint ventures; [2] excluding mandatory convertible bond

OPERATING REVIEW

The **South African** operations produced 362,000oz at a total cash cost of $779/oz in the three months to 30 June 2012 compared with 431,000oz at a total cash cost of $688/oz a year earlier. The year-on-year performance was impacted by power-tariff increases in South Africa, increased seismic activity in the West Wits area, geological constraints and lower yields, inflationary pressures and continued safety related stoppages through the quarter, albeit at a lower rate than the previous three months. This remains a risk to production levels going forward.

At the West Wits Operations, Mponeng's production fell 6% year-on-year to 120,000oz due to lower volumes impacted by increased seismicity and developments to improve in-stope safety. Total cash costs rose 4% to $588/oz year-on-year. At neighbouring TauTona, output decreased from a year earlier to 52,000oz, following a 7-day safety-related stoppage imposed by the State Mine Inspector and also disruptions due to increased seismicity in the West Wits region. Total cash costs increased by 5% to $890/oz.

The Vaal River Operations were also impacted by safety-related stoppages along with face-length constraints. Great Noligwa's output fell 11% year-on-year to 24,000oz as a result of the lower area mined and declining yields, whilst total cash costs climbed by 5% to $1,124/oz. Gold production at Moab Khotsong fell by 28% from a year earlier to 54,000oz with a resulting 37% rise in total cash cost to $909/oz. Kopanang, adversely affected by similar mining flexibility issues and geological constraints, experienced a 33% year-on-year decline in production to 56,000oz while total cash costs rose by 27% to $866/oz.

Surface Operations experienced an 8% decline in production to 44,000oz as a result of lower yields. Total cash costs increased by 16% to $682/oz due to increased expenditure related to dust-control improvement measures and inflationary pressure on reagents and fuel.

The **Continental Africa** operations produced 407,000oz at a total cash cost of $827/oz in the second quarter of 2012, compared with 377,000oz at a total cash cost of $705/oz reported in the second quarter of 2011.

Geita delivered another strong quarter with production 31% higher at 140,000oz mainly driven by higher tonnage throughput and also improved grades. The operation continues to show encouraging trends and remains on track to replace its SAG mill toward the end of this year, or early in 2013. In Ghana, Obuasi delivered flat year-on-year production of 83,000oz at 30% higher cash costs of $952/oz. Grades at this operation remain lower than anticipated and development rates are below plan. Negotiations to improve the development contractor's performance are ongoing.

At Iduapriem, increased tonnage throughput due to improved plant availability resulted in a 7% increase in year-on-year production of 47,000oz. Total cash costs increased by 13% to $1,006/oz over the same period a year earlier, due to higher equipment maintenance costs. At Siguiri, in Guinea, production was 2% higher year-on-year at 67,000oz and total cash costs were 9% lower supported by continued improvements to tonnage throughput. At Morila, in Mali, production declined 12% to 22,000oz, while total cash costs increased 5% to $866/oz. At Sadiola, production declined 33% to 22,000oz and total cash costs increased 72% to $1,183/oz primarily due to declining grades, harder ore and longer haulage distances. In Namibia, Navachab reported a 50% increase in production to 21,000oz, with total cash costs improving by 31% to $831/oz year-on-year. The operation also showed improving trends in tonnage throughput given that it treated softer ore during the quarter.

The **Americas** region produced 233,000oz of gold at a total cash cost of $671/oz in the second quarter of 2012, compared with 216,000oz at a total cash cost of $487/oz a year earlier.

At AngloGold Ashanti Brasil Mineração, production was 15% higher than the previous year at 97,000oz with higher production from Cuiabá circuit and the contribution from the Córrego do Sítio project which continues to ramp-up, albeit at a slightly slower pace than anticipated. Production is expected to stabilise in the second half of the year. Total cash costs rose by 40% to $692/oz as a result of higher maintenance expense, lower by-product credits, lock-up of gold in process and ore stockpile movements. At Serra Grande, attributable production was 7% higher while total cash costs were lower at $859/oz, compared to $881/oz in the second quarter of 2011. In Argentina, at Cerro Vanguardia, attributable gold production at 56,000oz was 17% higher than the same period last year due to an increase in treated tons according to the production plan. Total cash costs at the operation was 149% higher than last year at $657/oz principally reflecting lower silver by-product credits, as a result of both lower silver prices and lower silver sales, in addition to wage increases. At Cripple Creek & Victor gold production was 64,000oz, which was 9% lower than the same quarter last year due to fewer recoverable ounces placed on the leach pad in the first quarter which resulted in fewer ounces available in fresh ore for recovery in the second quarter. Total cash costs increased by 10% to $599/oz due to higher cost ounces placed on the pad.

In **Australasia**, production from Sunrise Dam rose 16% year-on-year to 71,000oz with total cash costs of $1,105/oz compared to $1,516/oz a year ago. The operation has recovered substantially from flooding and a pit-wall failure which severely impacted performance in 2011.

PROJECTS

AngloGold Ashanti incurred capital expenditure of $451m (including equity-accounted joint ventures) during the quarter, of which $193m was spent on growth projects. Of the growth related capital $37m was spent in the Americas, $81m was spent in Continental Africa, $43m in Australasia and $32m in South Africa.

In the Democratic Republic of the Congo, the board formally approved investment in several projects during last quarter, creating a clear pathway for growth in the group's production. Both key projects in the DRC, Kibali and Mongbwalu, were approved for development. Both projects are expected to generate significant revenues for the DRC government and create several thousand direct and indirect jobs for the country's north-eastern region.

Kibali, the joint venture between state-owned Sokimo (10%), AngloGold Ashanti (45%) and operator Randgold Resources (45%), currently contains a reserve of 10Moz and an indicated and inferred resource of 18.6Moz with recent drilling indicating good upside potential. The project is expected to require attributable project capital expenditure of $982m (attributable; including contingencies and escalation), to fund development of the open pit and underground mines, as well as associated infrastructure. The capital investment will be made between 2012 and 2015, with first gold from the open pit targeted for late next year. Development of the twin decline and vertical shaft system will run concurrently with that of the open pit and the construction of three hydropower stations. Open pit mining has started on site while at the same time, decline development for the underground mine has commenced with a boxcut to open up the tunnel portals. Terracing for the metallurgical plant, earthworks for the first of four hydropower stations and infrastructure construction are all progressing well. Thirteen excavators and 53 trucks had excavated more than 500,000m³ of soil by the end of June and more than 100,000m^3 of fill. Manufacturing of the mills and hydro turbines is 85% complete and more than 1,000 tonnes of structural steel and platework is en route to site. The project currently employs some 3,500 people, of whom 700 are housed on site. The resettlement programme is also on schedule, with 774 families already relocated to the new model village of Kokiza. This settlement will ultimately accommodate 3,800 families and will also include civic infrastructure comprising schools, clinics, shops and churches.

Mongbwalu (AngloGold Ashanti 86.22%), the joint venture with state-owned Sokimo, is designed as a small-scale beachhead in the prospective Kilo gold belt, on a concession covering almost 6,000km^2. AngloGold Ashanti plans to build the underground project and then expand the operation from internally driven cash flow, allowing economies of scale to be realised. This approach will limit the company's initial capital exposure to a new mining district. This project will require capital investment of $345m, including contingency and a provision for cost escalation, and is expected to yield an average of about 130,000oz of gold a year in the first three years of full production at an estimated total cash cost of $760/oz (nominal). During this quarter, the early works programme continued. The road upgrade is progressing well, despite a shortage of good-quality aggregate, and plant and earthworks equipment items are scheduled for delivery. Work on upgrading the exploration camp was undertaken; relocation of the artisanal miners continued and fencing of the exclusion zone was completed. The first phase of the Budana hydroelectric power plant refurbishment was completed with the successful commissioning of the plant, which has improved the reliability and quantity of power available.

The **Tropicana Gold Project** (AngloGold Ashanti 70% and manager, Independence Group 30%) remains on budget and schedule to pour first gold during the fourth quarter of next year, with the project development progressing past the halfway mark. Engineering and drafting is now complete and the equipment and materials have been procured. Mining contractor MacMahon has mobilised on site and mining has commenced. Engineering, Procurement, and Construction Management (EPCM) procurement is substantially complete and 87% of the EPCM-controlled packages have been awarded. The tailings and electrical and instrumentation contract-award processed are well advanced. Notably, the power station contract has also been awarded, locking in committed costs. The focus now shifts to contract execution and construction. The 220km access road and airstrip have been completed. The village is substantially completed and process plant concrete & CIL tankage commenced. The mining contractor is mobilised and has commenced clearing and stripping.

At the **Corrégo do Sítio Sulphide Project** the pressure oxidation circuit reached full production in June and the milling circuit reached nominal production rate at the end of June with stabilisation expected by early August. Mine ramp-up is ongoing, expected to reach full capacity by the end of the year.

Technology update

An important strategic initiative for the group is to create a new, automated mining method based on existing rock-cutting technology. The first stage of this initiative has been underway for the past two years and has made substantial headway. The most notable recent milestone was the completion on 24 May, 2012, of a pilot hole of 244mm width bored between reef drives from 97 Level at the TauTona mine in South Africa. On 29 June, the hole was widened to a diameter of 1,050mm. Over the next three months, the team plans to complete another 6 holes at the 97 Level site, while continuing to improve the speed and accuracy of the process and introducing a recently developed high-strength backfill. The ultimate aim of this work is to develop safer, more productive mining methods by reducing the need for drilling and blasting with wide application in all types of ore bodies.

EXPLORATION

Total exploration expenditure during the second quarter, inclusive of expenditure at equity accounted joint ventures, was $118m ($43m on brownfield, $38m on greenfield and $37m on pre-feasibility studies), compared with $82m in the second quarter of 2011 ($32m on brownfield, $27m on greenfield, and $23m on pre-feasibility studies). *The following are highlights from the company's exploration activities during the quarter. More detail on AngloGold Ashanti's exploration programme can be found at www.anglogoldashanti.com. An updated Reserve and Resources Statement will be published with our full-year financial report at the end of the financial year.*

Greenfield exploration activities were undertaken in six regions (Australia, Americas, Pacific, Sub-Saharan Africa and the Middle East & North Africa) during second quarter of 2012. A total of 109,387 metres of diamond, RC and aircore drilling was completed at existing priority targets and used to delineate new targets in Australia, Colombia, Guinea, Egypt, the Solomon Islands and the DRC.

In **Australia**, at Tropicana, drilling continued at Havana Deeps with a total of 1,128m of RC and 16,613m of diamond drilling completed in 38 holes. Drilling will conclude at this Project in the third quarter. A revised Mineral Resource will be finalised by the end of the year and will form the basis of a further pre-feasibility study into a possible mine extension. At Sunrise Dam, exploration drilling at Vogue and below current workings continued to expand the mineralised system. Vogue results include 121m @2.54g/t, 107m @ 2.63g/t, 24m @ 20.5g/t and 14.8m @8.15g/t.

During the second quarter, brownfield and greenfield exploration in the **Americas** continued in Colombia, Brazil and North America. At AngloGold Ashanti Brasil Mineração in **Brazil**, brownfields drilling activities continued at several targets in and around the production centers at Cuiaba – Lamego and CDS and at the Pari exploration project. At Serra Grande, the fast track exploration programme continued to evaluate the regional potential. AngloGold Ashanti entered into a joint venture with Graben Resources in the Juruena Belt.

In **Colombia** at Gramalote, the drilling in the quarter continued for pre-feasibility infrastructure and geotechnical projects with additional work to test satellite targets around the proposed Gramalote Central pit area. Mapping and sampling work continued around the Gramalote project district targets.

At La Colosa, drilling continued for geotechnical and hydrological studies. Four drills were operating during the quarter. Positive assay results continued to return from holes drilled in the first quarter of 2012. From the center of the main intrusion COL187 returned an intercept of 223.6m @ 1.73g/t from a depth of 126m. Drilling to the west of the deposit showed up economic gold, copper and molybdenum grades which will be followed up. The planning for the next round of drill platforms and holes was completed and submitted for permitting.

In **Sub-Saharan Africa**, generative exploration programmes were carried out in the DRC, Guinea and Tanzania.

In **Guinea**, exploration work focussed on resource delineation at the Saraya orebody located in Block 2, while along the Kounkoun trend in Block 3 and infill and resource delineation drilling was undertaken. Soil sampling continued in Block 4, with drill testing planned to commence after the wet season in the fourth quarter.

At Saraya, Saraya South and Didi (Block 2), 15,144m of drilling was completed, comprising of 13,612m aircore, 1,302m RC and 230m of diamond core. Drilling continues to delineate high-grade results with peak values returned during the quarter including; 34m @ 1.52g/t from 158m in SARCDD013, 14m @ 3.05g/t from 15m, 16m @ 1.03g/t from 83m and 24m @1.04g/t from 142m in SARC342, 19m @ 4.01g/t from 85m in SARC345 and 17m @ 1.57g/t from 214m, 15m @ 4.16g/t and 21m @ 2.14g/t from 281m in SARCDD013.

At Kounkoun Central and Kounkoun South (Block 3), a total of 13,803m was drilled following up previously delineated ore zones, and comprises 4,762m aircore, 8,114m RC and 207m of diamond core. Best results include, but not limited to: 16m @ 3.38g/t from 97m in KKAC311, 28m @ 1.69g/t from 122 including 7m @ 3.6g/t in KKAC510, 36m @ 2.12g/t from 40m and 38m @ 1.24g/t from 88m in KKAC516, 40m @ 2.47g/t from 2m including 15m @ 3.17g/t KKRC056 and 26m @ 2.26g/t from 137m including 10m @ 3.7g/t in KKRC060.

At **Siguiri**, a total of 42,523m of drilling was completed. A total of 24,916m of RC infill drilling focused on upgrading oxide Mineral Resources around Kozan, Eureka East, Kossise, Soloni and Kalamagna. The infill drilling at Kozan and Eureka East returned some very good intersections, confirming the continuous and robust nature of these orebodies.

In **Tanzania,** a 1,500m diamond drilling programme has commenced at the Mkurumu Project, in Joint Venture with the Mafulira Village Mining Company. The drilling follows airborne geophysical surveying, sampling and geological mapping, and is expected to be completed in early August. A further 1,500m of diamond drill testing of priority targets at the Lusahunga Project, is scheduled to commence in mid-August. The Lusahunga licences (150km west of Geita Gold Mine) are the subject of a Heads of Agreement concluded with Oryx Mining and Exploration Ltd during 2010.

At **Geita**, exploration focused on Mineral Resource infill drilling programmes at Geita Hill West, Nyankanga Block 1, Nyankanga Block 2, Nyankanga Cut 7_8, Ridge 8, and the Star & Comet_Ridge 8 gap, as well as pre-resource drilling of refractory ore in the Matandani area. A total of 30,710m of RC and core were drilled. Assay results returned to date show encouraging intersections including 34.12m @ 4.68g/t Au (GHDD0312) from 29.2m at Geita Hill West and 11.66m @ 14.59g/t Au from 21m (R8RC0121) which supports the concept of a shallow high grade connection between the Star & Comet and Ridge 8 deposits.

In the **Democratic Republic of the Congo**, assays from completed holes to the west of KCD at Kibali were received during the quarter and suggest the possibility of a further mineralised system underneath the 9,000 lodes. The potential of this system will be explored via further drilling.

Within a 10km radius of the main Sessenge – KCD deposit, there are a number of satellite deposits which are considered to have significant potential. Drilling commenced at three of these high priority satellite deposits. Assay results from drilling at the Mengu Hill area, ~7km NW of the KCD-Sessenge deposit, were received and best intersections include (MDD040) 74.7m @ 3.78g/t Au from 0m and (MDD042) 67m @ 5.93g/t Au from 0m. Drilling at Pakaka was designed to test the continuation of the Pakaka – Pamao – Bakangwe Aval mineralisation down plunge. The programme involves scout drilling of 4 diamond holes (1,620m) over a 1.5km strike length. Best intersections for the reconnaissance holes included (PDD145) 29m @ 3.2g/t from 394m.

The historical high grade Gorumbwa Mine is located immediately to the north of the Sessenge pit and to the west of the main KCD corridor. A first phase of diamond drilling designed to upgrade the Mineral Resource is nearing completion and consisted of four diamond holes for a total of 1,770m and two twin holes (600m).

Greenfields exploration in the **Middle East & North Africa** region is being undertaken by Thani Ashanti; a 50:50 Strategic Alliance between AngloGold Ashanti and Thani Investments. Here exploration activities during the quarter included diamond drilling at Hutite, Anbat and Kab Alabyad (Egypt), channel-chip sampling at Pandora (Djibouti) and stream sediment sampling at Kerkasha and Akordat North (Eritrea).

At Hutite, 5,022m of diamond drilling was completed from the Central Domain and results were received from nine holes. The best results include: 7m @ 7.1 g/t Au from 72m and 7m @ 20.9 g/t Au from 82m in HUD042, 4m @ 4.2 g/t Au from 152m in HUD047, 3m @ 11.9g/t Au from 207 in HUD048 and 2m @ 17.2 g/t Au from 105m in HUD035. The mineralisation in the Central Domain is defined over 1km of strike and down to 200m below surface. Deep drilling to a depth of 900m below surface will commence in the third quarter of 2012.

A total of 1,086m of diamond drilling was completed at the Anbat prospect, located 45km SW of Hutite. The drilling continued to test the veined granodiorite and also the altered felsic porphyry on the contact of the granodiorite and sedimentary rocks. Further encouraging results were received from the felsic porphyry and include: 3m @ 22.3g/t Au from 118m in AND019 and 3m @ 21.6g/t Au from 178m in AND020 and 45m @ 1.74 g/t Au from 43m in AND021. The results confirm that the porphyry is the main target at Anbat and 3D modelling of the porphyry will be completed before any further drilling takes place.

Work completed at the non-managed Afar JV with Stratex International plc in Ethiopia and Djibouti has involved follow-up, systematic channel-chip sampling at Pandora (Djibouti) and preparations for an aeromagnetic and radiometric survey at Megenta (Ethiopia). The channel-chip sampling was completed perpendicular to the main Pandora vein at 25m intervals along the strike of the 1.7km long Pandora vein, with best results including, but not limited to, 11.1m @ 5.09g/t, 9.4m @ 3.37g/t, 17.9m @ 2.07g/t, 13.9m @ 5.35g/t and 5.3m @ 6.05g/t. Follow-up drilling at both Pandora and the nearby Hercules project is planned for the third quarter of 2012.

MANAGEMENT CHANGES

In recognition of the importance of the opportunity that has presented itself in Colombia, the company has decided to create a focused, executive management accountability to advance our investment in that country. Charles Carter, formerly the Executive Vice President of Business Strategy, assumes accountability for AngloGold Ashanti's Colombian business. In this new role he will work closely with Tony O'Neill's greenfields exploration team and Ron Largent's America's projects and production team, both of whom will continue to support the successful development of our business in Colombia. This appointment recognises that developing a new sustainable gold business that benefits the state, regional and local communities in Colombia, remains an important objective for AngloGold Ashanti. Colombia will continue to form part of the broader Americas region that is reviewed as a single unit by the chief operating decision maker.

In his previous corporate strategy, business planning and risk management work, Charles will be succeeded in the corporate team by Mike McFarlane, one of the founding members of the company's Technology Innovation Consortium, which is researching and developing the means to safely automate mining in the South Africa Region's ultra-deep mines. Mike, who held senior operating and management positions at Canada's Inco, including technical roles on the world's deepest and most productive base metals mines in Sudbury, will continue to remain closely involved in the ongoing technology innovation work in the South Africa Region.

Following an extensive search, David Noko fills the post of Executive Vice President: Social and Sustainable Development which was left vacant last year following Thero Setiloane's departure. This is an important appointment that complements a strong executive team and gives us a new dimension of technical and managerial skill in a key area of the business. David, a mining engineer who holds an MBA from Harriot-Watt University, is a former CEO and managing director of De Beers Consolidated Mines and most recently held the position of Deputy Chairman on the Board of Director's of Harmony Gold Mining Limited. In his new executive role at AngloGold Ashanti, he assumes corporate accountability for social and sustainable development, global security, infrastructure and development strategies, human rights and public affairs.

OUTLOOK

Gold production for the third quarter of 2012 is estimated at between 1.07Moz and 1.1Moz. Total cash costs are estimated at between $835-$865/oz at an average exchange rate of R8.15/$, BRL1.85/$, A$1.00/$ and ARS4.60/$ and fuel at $100/barrel.

No change to gold production guidance for 2012 which is estimated at 4.3Moz to 4.4Moz with total cash costs in 2012 estimated at between $780-$805/oz at an average exchange rate of R8.00/$, BRL1.86/$, A$1.02/$ and ARS4.52/$ and fuel at $108/barrel.

As mentioned in the fourth quarter earnings release on 15 February 2012, the situation remains that both estimates could see some downside risk in the light of safety related stoppages and other unforeseen factors. AngloGold Ashanti may not be able to reach the goals or meet the expectations set out in this report. Refer to the disclaimer on the front page of this report.

Group **income statement**

US Dollar million	Notes	Quarter ended June 2012 Reviewed	Quarter ended March 2012 Reviewed	Quarter ended June 2011 Reviewed	Six months ended June 2012 Reviewed	Six months ended June 2011 Reviewed
Revenue	2	**1,684**	1,794	1,704	3,478	3,193
Gold income		**1,619**	1,706	1,576	3,325	2,998
Cost of sales	3	**(986)**	(989)	(947)	(1,975)	(1,873)
Loss on non-hedge derivatives and other commodity contracts		**-**	-	(2)	-	-
Gross profit		**633**	717	627	1,350	1,125
Corporate administration, marketing and other expenses		**(69)**	(67)	(66)	(135)	(132)
Exploration costs		**(87)**	(75)	(63)	(163)	(120)
Other operating expenses	4	**(29)**	(8)	(8)	(37)	(21)
Special items	5	**8**	17	29	25	30
Operating profit		**456**	584	519	1,040	882
Interest received		**9**	12	11	21	19
Exchange gain (loss)		**8**	(2)	(6)	6	(5)
Fair value adjustment on option component of convertible bonds		**24**	43	73	67	88
Finance costs and unwinding of obligations	6	**(49)**	(49)	(50)	(98)	(99)
Fair value adjustment on mandatory convertible bonds		**29**	79	64	108	87
Share of equity-accounted investments' (loss) profit		**(6)**	22	21	16	32
Profit before taxation		**471**	689	632	1,160	1,004
Taxation	7	**(186)**	(111)	(149)	(297)	(273)
Profit for the period		**285**	578	483	863	731
Allocated as follows:						
Equity shareholders		**287**	563	470	850	711
Non-controlling interests		**(2)**	15	13	13	20
		285	578	483	863	731
Basic earnings per ordinary share (cents) [1]		**74**	146	122	220	184
Diluted earnings per ordinary share (cents) [2]		**61**	110	85	171	138

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

The reviewed financial statements for the quarter and six months ended 30 June 2012 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples, the Group's Chief Accounting Officer. This process was supervised by Mr Mark Cutifani, the Group's Chief Executive Officer and Mr Srinivasan Venkatakrishnan, the Group's Chief Financial Officer. The financial statements for the quarter ended 30 June 2012 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc. A copy of their unmodified review report is available for inspection at the company's head office.

Group **statement of comprehensive income**

US Dollar million	Quarter ended June 2012 Reviewed	Quarter ended March 2012 Reviewed	Quarter ended June 2011 Reviewed	Six months ended June 2012 Reviewed	Six months ended June 2011 Reviewed
Profit for the period	**285**	578	483	863	731
Exchange differences on translation of foreign operations	**(128)**	95	25	(33)	(23)
Share of equity-accounted investments' other comprehensive loss	**-**	-	(1)	-	(1)
Net (loss) gain on available-for-sale financial assets	**(12)**	1	(27)	(11)	(29)
Release on disposal and impairment of available-for-sale financial assets	**-**	1	2	1	2
Deferred taxation thereon	**5**	-	-	5	-
	(7)	2	(25)	(5)	(27)
Deferred taxation rate change on actuarial losses	**-**	(9)	-	(9)	-
Other comprehensive (loss) income for the period net of tax	**(135)**	88	(1)	(47)	(51)
Total comprehensive income for the period net of tax	**150**	666	482	816	680
Allocated as follows:					
Equity shareholders	**152**	651	469	803	660
Non-controlling interests	**(2)**	15	13	13	20
	150	666	482	816	680

Rounding of figures may result in computational discrepancies.

Group **statement of financial position**

US Dollar million	Note	As at June 2012 Reviewed	As at March 2012 Reviewed	As at December 2011 Audited	As at June 2011 Reviewed
ASSETS					
Non-current assets					
Tangible assets		**6,789**	6,763	6,525	6,271
Intangible assets		**243**	228	210	201
Investments in associates and equity-accounted joint ventures		**835**	765	702	661
Other investments		**178**	196	186	226
Inventories		**454**	421	410	419
Trade and other receivables		**81**	80	76	157
Deferred taxation		**61**	55	79	21
Cash restricted for use		**24**	24	23	25
Other non-current assets		**9**	10	9	10
		8,674	8,542	8,220	7,991
Current assets					
Inventories		**1,138**	1,083	1,064	934
Trade and other receivables		**460**	409	350	286
Current portion of other non-current assets		**-**	-	-	3
Cash restricted for use		**32**	54	35	31
Cash and cash equivalents		**987**	1,216	1,112	839
		2,617	2,762	2,561	2,093
Non-current assets held for sale		**2**	2	21	2
		2,619	2,764	2,582	2,095
TOTAL ASSETS		**11,293**	11,306	10,802	10,086
EQUITY AND LIABILITIES					
Share capital and premium	10	**6,711**	6,695	6,689	6,648
Retained earnings and other reserves		**(1,135)**	(1,103)	(1,660)	(2,000)
Shareholders' equity		**5,576**	5,592	5,029	4,648
Non-controlling interests		**61**	154	137	137
Total equity		**5,637**	5,746	5,166	4,785
Non-current liabilities					
Borrowings		**2,492**	2,382	2,456	2,451
Environmental rehabilitation and other provisions		**795**	796	782	637
Provision for pension and post-retirement benefits		**217**	206	195	189
Trade, other payables and deferred income		**14**	14	14	20
Derivatives		**26**	50	93	88
Deferred taxation		**1,149**	1,132	1,158	1,050
		4,693	4,580	4,698	4,435
Current liabilities					
Current portion of borrowings		**32**	53	32	30
Trade, other payables and deferred income		**732**	720	751	703
Taxation		**199**	207	155	133
		963	980	938	866
Total liabilities		**5,656**	5,560	5,636	5,301
TOTAL EQUITY AND LIABILITIES		**11,293**	11,306	10,802	10,086

Rounding of figures may result in computational discrepancies.

Group **statement of cash flows**

US Dollar million	Quarter ended June 2012 Reviewed	Quarter ended March 2012 Reviewed	Quarter ended June 2011 Reviewed	Six months ended June 2012 Reviewed	Six months ended June 2011 Reviewed
Cash flows from operating activities					
Receipts from customers	**1,691**	1,758	1,641	3,449	3,092
Payments to suppliers and employees	**(1,106)**	(1,085)	(926)	(2,190)	(1,876)
Cash generated from operations	**585**	673	715	1,259	1,216
Dividends received from equity-accounted joint ventures	**20**	20	14	40	44
Taxation refund	**-**	-	73	-	95
Taxation paid	**(143)**	(112)	(167)	(255)	(207)
Net cash inflow from operating activities	**462**	581	635	1,044	1,148
Cash flows from investing activities					
Capital expenditure	**(374)**	(312)	(323)	(686)	(556)
Interest capitalised and paid	**(2)**	(2)	-	(4)	-
Expenditure on intangible assets	**(20)**	(7)	-	(28)	-
Proceeds from disposal of tangible assets	**1**	1	7	2	8
Other investments acquired	**(23)**	(39)	(31)	(62)	(62)
Proceeds from disposal of investments	**19**	36	27	55	42
Investment in associates and equity-accounted joint ventures	**(66)**	(45)	(25)	(111)	(49)
Proceeds from disposal of equity-accounted joint venture	**-**	20	-	20	-
Loans advanced to associates and equity-accounted joint ventures	**(48)**	(15)	(2)	(63)	(2)
Loans repaid by associates and equity-accounted joint ventures	**1**	-	-	1	-
Dividends received from associate	**1**	-	-	1	-
Proceeds from disposal of subsidiary	**-**	-	-	-	9
Cash in subsidiary disposed	**-**	-	-	-	(11)
Decrease (increase) in cash restricted for use	**20**	(18)	(18)	2	(13)
Interest received	**8**	10	10	18	18
Repayment of loans advanced	**-**	-	1	-	1
Net cash outflow from investing activities	**(483)**	(371)	(354)	(855)	(615)
Cash flows from financing activities					
Proceeds from issue of share capital	**-**	-	-	1	1
Proceeds from borrowings	**150**	-	6	150	6
Repayment of borrowings	**(4)**	(4)	(3)	(8)	(155)
Finance costs paid	**(57)**	(15)	(57)	(72)	(75)
Acquisition of non-controlling interest	**(220)**	-	-	(220)	-
Revolving credit facility transaction costs	**-**	(8)	-	(8)	-
Dividends paid	**(61)**	(101)	(11)	(163)	(54)
Net cash outflow from financing activities	**(192)**	(128)	(65)	(320)	(277)
Net (decrease) increase in cash and cash equivalents	**(213)**	82	216	(131)	256
Translation	**(16)**	22	4	6	(3)
Cash and cash equivalents at beginning of period	**1,216**	1,112	619	1,112	586
Cash and cash equivalents at end of period	**987**	1,216	839	987	839
Cash generated from operations					
Profit before taxation	**471**	689	632	1,160	1,004
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**-**	-	2	-	-
Amortisation of tangible assets	**195**	190	188	386	373
Finance costs and unwinding of obligations	**49**	49	50	98	99
Environmental, rehabilitation and other expenditure	**5**	(5)	35	-	35
Special items	**2**	2	14	3	21
Amortisation of intangible assets	**1**	1	1	2	1
Deferred stripping	**2**	(7)	6	(5)	26
Fair value adjustment on option component of convertible bonds	**(24)**	(43)	(73)	(67)	(88)
Fair value adjustment on mandatory convertible bonds	**(29)**	(79)	(64)	(108)	(87)
Interest received	**(9)**	(12)	(11)	(21)	(19)
Share of equity-accounted investments' loss (profit)	**6**	(22)	(21)	(16)	(32)
Other non-cash movements	**27**	22	14	50	22
Movements in working capital	**(111)**	(112)	(58)	(223)	(139)
	585	673	715	1,259	1,216
Movements in working capital					
Increase in inventories	**(92)**	(30)	(92)	(122)	(109)
Increase in trade and other receivables	**(37)**	(54)	(15)	(91)	(81)
Increase (decrease) in trade and other payables	**18**	(28)	49	(10)	51
	(111)	(112)	(58)	(223)	(139)

Rounding of figures may result in computational discrepancies.

Group **statement of changes in equity**

| | | | | | Equity holders of the parent | | | | | |
US Dollar million	Share capital and premium	Other capital reserves	Retained earnings	Cash flow hedge reserve	Available for sale reserve	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
Balance at 31 December 2010	6,627	194	(2,750)	(2)	86	(62)	(104)	3,989	124	4,113
Profit for the period			711					711	20	731
Other comprehensive loss		(1)			(27)		(23)	(51)		(51)
Total comprehensive (loss) income	-	(1)	711	-	(27)	-	(23)	660	20	680
Shares issued	21							21		21
Share-based payment for share awards net of exercised		19						19		19
Dividends paid			(43)					(43)		(43)
Dividends of subsidiaries								-	(5)	(5)
Translation		(4)	5			1		2	(2)	-
Balance at 30 June 2011	**6,648**	**208**	**(2,077)**	**(2)**	**59**	**(61)**	**(127)**	**4,648**	**137**	**4,785**
Balance at 31 December 2011	**6,689**	**171**	**(1,300)**	**(2)**	**18**	**(78)**	**(469)**	**5,029**	**137**	**5,166**
Profit for the period			850					850	13	863
Other comprehensive loss					(5)	(9)	(33)	(47)		(47)
Total comprehensive income (loss)	-	-	850	-	(5)	(9)	(33)	803	13	816
Shares issued	22							22		22
Share-based payment for share awards net of exercised		12						12		12
Acquisition of non-controlling interest			(144)					(144)	(71)	(215)
Dividends paid			(147)					(147)		(147)
Dividends of subsidiaries								-	(17)	(17)
Translation		(3)	2			2		1	(1)	-
Balance at 30 June 2012	**6,711**	**180**	**(739)**	**(2)**	**13**	**(85)**	**(502)**	**5,576**	**61**	**5,637**

Rounding of figures may result in computational discrepancies.

Segmental reporting

for the quarter and six months ended 30 June 2012

AngloGold Ashanti's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Management team, collectively identified as the Chief Operating Decision Maker ("CODM"). Individual members of the Executive Management team are responsible for geographic regions of the business.

	Quarter ended			Six months ended	
	Jun 2012	Mar 2012	Jun 2011	Jun 2012	Jun 2011
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Gold income					
South Africa	**539**	524	654	1,063	1,214
Continental Africa	**653**	723	578	1,376	1,123
Australasia	**117**	115	93	232	189
Americas	**390**	432	344	822	647
	1,700	1,793	1,669	3,493	3,173
Equity-accounted investments included above	**(81)**	(87)	(93)	(168)	(175)
	1,619	1,706	1,576	3,325	2,998
Gross profit (loss)					
South Africa	**205**	182	264	387	474
Continental Africa	**244**	317	245	561	407
Australasia	**25**	17	(10)	42	(5)
Americas	**163**	234	149	397	306
Corporate and other	**15**	3	21	18	14
	652	753	668	1,405	1,196
Equity-accounted investments included above	**(19)**	(36)	(41)	(55)	(71)
	633	717	627	1,350	1,125
Capital expenditure					
South Africa	**130**	106	116	236	211
Continental Africa	**180**	122	105	302	167
Australasia	**52**	42	19	94	30
Americas	**75**	81	105	156	183
Corporate and other	**14**	3	1	18	3
	451	354	346	806	594
Equity-accounted investments included above	**(54)**	(35)	(23)	(89)	(38)
	397	320	323	717	556

	Quarter ended			Six months ended	
	Jun 2012	Mar 2012	Jun 2011	Jun 2012	Jun 2011
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	oz (000)				
Gold production					
South Africa	**362**	306	431	668	832
Continental Africa	**407**	382	377	789	740
Australasia	**71**	68	61	139	133
Americas	**233**	225	216	458	419
	1,073	981	1,086	2,054	2,124

	As at Jun 2012	As at Mar 2012	As at Dec 2011	As at Jun 2011
	Reviewed	Reviewed	Audited	Reviewed
	US Dollar million			
Total assets				
South Africa	**2,234**	2,301	2,148	2,373
Continental Africa	**4,685**	4,504	4,288	3,998
Australasia	**803**	753	736	568
Americas	**2,652**	2,612	2,501	2,252
Corporate and other	**919**	1,136	1,129	895
	11,293	11,306	10,802	10,086

Rounding of figures may result in computational discrepancies.

Notes

for the quarter and six months ended 30 June 2012

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. Except for the change in presentation currency detailed in note 15, the group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2011 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2012, where applicable. The effect of the revised and amended accounting standards applicable to this period are not considered to have a material impact on the financial statements of the group.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 for the preparation of financial information of the group for the quarter and six month ended 30 June 2012.

2. Revenue

	Quarter ended			Six months ended	
	Jun 2012	Mar 2012	Jun 2011	Jun 2012	Jun 2011
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Gold income	**1,619**	1,706	1,576	3,325	2,998
By-products (note 3)	**43**	61	67	104	118
Royalties received (note 5)	**12**	16	50	28	58
Interest received	**9**	12	11	21	19
	1,684	1,794	1,704	3,478	3,193

3. Cost of sales

	Quarter ended			Six months ended	
	Jun 2012	Mar 2012	Jun 2011	Jun 2012	Jun 2011
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Cash operating costs	**815**	764	733	1,580	1,464
By-products revenue (note 2)	**(43)**	(61)	(67)	(104)	(118)
	772	703	666	1,476	1,346
Royalties	**44**	48	47	93	87
Other cash costs	**8**	8	7	15	14
Total cash costs	**825**	759	721	1,583	1,447
Retrenchment costs	**3**	3	3	6	7
Rehabilitation and other non-cash costs	**25**	9	52	34	61
Production costs	**853**	771	775	1,623	1,515
Amortisation of tangible assets	**195**	190	188	386	373
Amortisation of intangible assets	**1**	1	1	2	1
Total production costs	**1,049**	962	964	2,011	1,889
Inventory change	**(63)**	27	(17)	(36)	(16)
	986	989	947	1,975	1,873

4. Other operating expenses

	Quarter ended			Six months ended	
	Jun 2012	Mar 2012	Jun 2011	Jun 2012	Jun 2011
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Pension and medical defined benefit provisions	**26**	5	4	31	8
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations	**2**	2	4	4	13
Miscellaneous	**1**	1	-	2	-
	29	8	8	37	21

Rounding of figures may result in computational discrepancies.

5. Special items

	Quarter ended			Six months ended	
	Jun 2012	**Mar 2012**	**Jun 2011**	**Jun 2012**	**Jun 2011**
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
			US Dollar million		
Indirect tax expenses and legal claims	-	(6)	(5)	(6)	(10)
Impairment of tangible assets (note 8)	**(1)**	-	(10)	(1)	(11)
Impairment reversal of intangible assets (note 8)	-	10	-	10	-
Black Economic Empowerment transaction modification costs for Izingwe (Pty) Ltd	-	-	(7)	-	(7)
Impairment of other receivables	-	-	-	-	(1)
Royalties received (note 2) [1]	**12**	16	50	28	58
Net (loss) profit on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 8)	**(3)**	(2)	3	(5)	1
Impairment of investments (note 8)	-	(1)	(2)	(1)	(2)
Profit on disposal of subsidiary ISS International Limited (note 8)	-	-	-	-	2
	8	17	29	25	30

[1] The June 2011 quarter includes the sale of the Ayanfuri royalty to Franco Nevada Corporation for a pre-taxation amount of $35m.

6. Finance costs and unwinding of obligations

	Quarter ended			Six months ended	
	Jun 2012	**Mar 2012**	**Jun 2011**	**Jun 2012**	**Jun 2011**
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
			US Dollar million		
Finance costs	**36**	34	37	70	72
Unwinding of obligations, accretion of convertible bonds and other discounts	**13**	15	14	28	27
	49	49	50	98	99

7. Taxation

	Quarter ended			Six months ended	
	Jun 2012	**Mar 2012**	**Jun 2011**	**Jun 2012**	**Jun 2011**
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
			US Dollar million		
South African taxation					
Mining tax	**31**	26	-	57	-
Non-mining tax	**4**	-	4	5	5
Under prior year provision	**1**	1	7	1	8
Deferred taxation					
Temporary differences	**7**	12	69	18	127
Change in statutory tax rate	**-**	(131)	-	(131)	-
	43	(93)	80	(49)	140
Foreign taxation					
Normal taxation	**94**	129	52	223	104
Under (over) prior year provision	**6**	(1)	-	5	-
Deferred taxation					
Temporary differences	**43**	34	17	77	29
Change in statutory tax rate	**-**	41	-	41	-
	143	203	69	346	133
	186	111	149	297	273

Rounding of figures may result in computational discrepancies.

8. Headline earnings

	Quarter ended			Six months ended	
	Jun 2012	Mar 2012	Jun 2011	Jun 2012	Jun 2011
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
			US Dollar million		
The profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings:					
Profit attributable to equity shareholders	**287**	563	470	850	711
Impairment of tangible assets (note 5)	**1**	-	10	1	11
Impairment reversal of intangible assets (note 5)	**-**	(10)	-	(10)	-
Net loss (profit) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 5)	**3**	2	(3)	5	(1)
Impairment of investments (note 5)	**-**	1	2	1	2
Profit on disposal of subsidiary ISS International Limited (note 5)	**-**	-	-	-	(2)
Net impairment (reversal) of investment in associates and joint ventures	**14**	(2)	2	12	2
Special items of associates	**-**	(3)	-	(3)	-
Taxation on items above - current portion	**-**	-	1	-	1
Taxation on items above - deferred portion	**1**	-	(5)	1	(6)
	307	551	477	858	718
Headline earnings per ordinary share (cents) [1]	**79**	142	124	222	186
Diluted headline earnings per ordinary share (cents) [2]	**66**	107	86	173	140

[1]   Calculated on the basic weighted average number of ordinary shares.
[2]   Calculated on the diluted weighted average number of ordinary shares.

9. Number of shares

	Quarter ended			Six months ended	
	Jun 2012	Mar 2012	Jun 2011	Jun 2012	Jun 2011
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
Authorised number of shares:					
Ordinary shares of 25 SA cents each	**600,000,000**	600,000,000	600,000,000	600,000,000	600,000,000
E ordinary shares of 25 SA cents each	**4,280,000**	4,280,000	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	**5,000,000**	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid number of shares:					
Ordinary shares in issue	**382,812,185**	382,399,018	381,573,111	382,812,185	381,573,111
E ordinary shares in issue	**2,513,952**	2,563,772	3,444,060	2,513,952	3,444,060
Total ordinary shares:	**385,326,137**	384,962,790	385,017,171	385,326,137	385,017,171
A redeemable preference shares	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	**778,896**	778,896	778,896	778,896	778,896

In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:

Ordinary shares	**382,507,333**	382,305,903	381,480,773	382,504,246	381,377,232
E ordinary shares	**2,550,514**	2,569,675	2,665,595	2,560,095	2,723,866
Fully vested options	**1,799,218**	1,970,339	1,435,811	1,734,133	1,517,717
Weighted average number of shares	**386,857,065**	386,845,917	385,582,179	386,798,474	385,618,815
Dilutive potential of share options	**1,353,761**	970,868	1,109,716	1,335,926	1,125,147
Dilutive potential of convertible bonds	**33,524,615**	33,524,615	33,524,615	33,524,615	33,524,615
Diluted number of ordinary shares	**421,735,441**	421,341,400	420,216,510	421,659,015	420,268,577

10. Share capital and premium

	As At			
	Jun 2012	Mar 2012	Dec 2011	Jun 2011
	Reviewed	Reviewed	Audited	Reviewed
		US Dollar million		
Balance at beginning of period	**6,782**	6,782	6,734	6,734
Ordinary shares issued	**22**	6	57	22
E ordinary shares issued and cancelled	**(1)**	-	(9)	(2)
Sub-total	**6,803**	6,788	6,782	6,754
Redeemable preference shares held within the group	**(53)**	(53)	(53)	(53)
Ordinary shares held within the group	**(17)**	(17)	(17)	(23)
E ordinary shares held within the group	**(22)**	(23)	(23)	(30)
Balance at end of period	**6,711**	6,695	6,689	6,648

Rounding of figures may result in computational discrepancies.

11. Exchange rates

	Jun 2012 Unaudited	Mar 2012 Unaudited	Dec 2011 Unaudited	Jun 2011 Unaudited
ZAR/USD average for the year to date	**7.93**	7.74	7.26	6.89
ZAR/USD average for the quarter	**8.12**	7.74	8.09	6.78
ZAR/USD closing	**8.16**	7.63	8.04	6.74
AUD/USD average for the year to date	**0.97**	0.95	0.97	0.97
AUD/USD average for the quarter	**0.99**	0.95	0.99	0.94
AUD/USD closing	**0.98**	0.96	0.97	0.93
BRL/USD average for the year to date	**1.86**	1.77	1.68	1.63
BRL/USD average for the quarter	**1.96**	1.77	1.80	1.60
BRL/USD closing	**2.02**	1.83	1.87	1.56
ARS/USD average for the year to date	**4.39**	4.34	4.13	4.04
ARS/USD average for the quarter	**4.44**	4.34	4.25	4.08
ARS/USD closing	**4.53**	4.38	4.30	4.11

12. Capital commitments

	Jun 2012 Reviewed	Mar 2012 Reviewed	Dec 2011 Audited	Jun 2011 Reviewed
	US Dollar million			
Orders placed and outstanding on capital contracts at the prevailing rate of exchange [1]	**491**	370	202	403

[1] Includes capital commitments relating to equity-accounted joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

13. Contingencies

AngloGold Ashanti's material contingent liabilities and assets at 30 June are detailed below:

Contingencies and guarantees

	Jun 2012 Reviewed	Jun 2011 Reviewed
	US Dollar Millions	
Contingent liabilities		
Groundwater pollution [1]	**-**	-
Deep groundwater pollution [2]	**-**	-
Indirect taxes – Ghana [3]	**18**	12
ODMWA litigation [4]	**-**	-
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda [5]	**32**	31
Sales tax on gold deliveries – Mineração Serra Grande S.A. [6]	**170**	102
Other tax disputes – Mineração Serra Grande S.A. [7]	**18**	11
Contingent assets		
Indemnity – Kinross Gold Corporation [8]	**(96)**	-
Royalty – Boddington Gold Mine [9]	**-**	-
Royalty – Tau Lekoa Gold Mine [10]	**-**	-
Financial Guarantees		
Oro Group (Pty) Limited [11]	**12**	15
	154	171

AngloGold Ashanti is subject to contingencies pursuant to environmental laws and regulations that may in future require the group to take corrective action as follows:

(1) Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2) Deep groundwater pollution – The company has identified a flooding and future pollution risk posed by deep groundwater. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Department of Mineral Resources and affected mining companies are now involved in the development of a "Regional Mine Closure Strategy". In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(3) Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for $18m (2011: $12m) during September 2009 in respect of 2006, 2007 and 2008 tax years, following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.

(4) Occupational Diseases in Mines and Works Act, 1973 (ODMWA) litigation - The case of Mr Thembekile Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeal in 2010. In both instances judgement was awarded in favour of AngloGold Ashanti Limited on the basis that an employer is indemnified against such a claim for damages by virtue of the provisions of section 35 of the Compensation for Occupational Injuries and Diseases Act, 1993 (COIDA). A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgement in the Constitutional Court was handed down on 3 March 2011. The Constitutional Court held that section 35 of COIDA does not indemnify the employer against such claims.

Mr Mankayi passed away subsequent to the hearing in the Supreme Court of Appeal. Following the Constitutional Court judgement, Mr Mankayi's executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti Limited.

The company will defend the case and any subsequent claims on their merits. Should other individuals or groups lodge similar claims, these too will be defended by the company and adjudicated by the Courts on their merits. In view of the limitation of current information for the accurate estimation of a possible liability, no reliable estimate can be made of this possible obligation.

(5) Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração (AABM) in the amount of $20m (2011: $24m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited's subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $12m (2011: $7m).

(6) Sales tax on gold deliveries – In 2006, Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments are approximately $105m (2011: attributable share $63m) and $65m (2011: attributable share $39m) respectively. In November 2006, the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. In November 2011 (first case) and June 2012 (second case), the administrative council's full board approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (COMEX) for review and verification. The first case was already returned to the COMEX and the second case was sent in June 2012. The company believes both assessments are in violation of federal legislation on sales taxes.

(7) Other tax disputes - MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $18m (2011: attributable share $11m).

(8) Indemnity - As part of the acquisition by AngloGold Ashanti of the remaining 50% interest in MSG during June 2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m ($126m at 30 June 2012 exchange rates) against the specific exposures discussed in items 6 and 7 including a further $2m in item 5 above which amounts to $96m at 30 June 2012.

(9) Royalty – As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine's cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, of which $56m (2011: $17m) have been received to date. Royalties of $11m (2011: $7m) were received during the quarter.

(10) Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable.

The royalty will be determined at 3% of the net revenue (being gross revenue less State royalties) generated by the Tau Lekoa assets. Royalties on 246,096oz produced have been received to date. Royalties of $1m (2011: $1m) were received during the quarter.

(11) Provision of surety – The company has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $12m (2011: $15m). The suretyship agreements have a termination notice period of 90 days.

14. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

15. Change in presentation currency

Effective 1 January 2012, the group changed the presentation currency of its results from reporting in US Dollars and South African Rands to reporting only in US Dollars. Management has concluded that the change in presentation currency will result in more reliable and relevant information than the current position of reporting in two currencies. Management considered the following factors: the majority of AngloGold Ashanti's operating mines use US Dollars as their functional currency; the majority of AngloGold Ashanti's annual production and reserves are derived from non-South African Rand denominated countries; the majority of AngloGold Ashanti shareholders are not domiciled in a South African Rand denominated country; management prepare investor presentations and analysis in US Dollars only; and the management accounts, except for South Africa which is reported in dual currency, are reported to the Chief Operating Decision Maker in US Dollars.

The change in presentation currency has no effect on comparative information.

16. Announcements

On 17 May 2012, AngloGold Ashanti announced the appointment of Mr Michael James Kirkwood to its board of directors, with effect from 1 June 2012.

On 29 May 2012, AngloGold Ashanti, which holds, through a subsidiary, a 50% interest in the Serra Grande ("Crixás") mine in Brazil, agreed to acquire the remaining 50% stake in the mine from Kinross Gold Corporation for $220 million in cash. The transaction was funded from existing cash reserves and debt facilities which closed on 28 June 2012.

17. Subsequent events

On 20 July 2012, AngloGold Ashanti acquired First Uranium (Pty) Ltd, the owner of Mine Waste Solutions in South Africa, for a cash consideration of $335 million. Mine Waste Solutions is a recently commissioned tailings retreatment operation located in South Africa's Vaal River region and in the immediate proximity of AngloGold Ashanti's own tailings facilities. In connection with the acquisition, AngloGold Ashanti agreed to guarantee the existing delivery of obligations of a wholly owned subsidiary of Mine Waste Solutions to sell to an existing customer at a pre-agreed price, 25% of the gold produced at a gold recovery plant located in northwest South Africa, subject to a cap of 312,500oz over the life of the contract. The acquisition is expected to provide additional uranium and gold production. It will result in significant synergies, facilitate long-term rehabilitation of the area and secure long-term employment opportunities in South Africa. Due to the proximity of the reporting date and the acquisition date, the purchase price allocation has not been completed and will be completed during the third quarter of 2012.

On 20 July 2012, AngloGold Ashanti signed a new US$1bn, five-year unsecured revolving credit facility (RCF) maturing in July 2017 with a banking syndicate. This replaces the existing four-year, US$1bn unsecured RCF maturing in April 2014.

On 25 July 2012, AngloGold Ashanti Limited (the "Company") announced the pricing of an offering of $750m aggregate principal amount of 5.125% notes due 2022. The notes, which will be issued by AngloGold Ashanti Holdings plc, a wholly owned subsidiary of the Company, at an issue price of 99.398%. The Company estimates that the net proceeds from the offering will be approximately $738m, after deducting discounts and estimated expenses. They are unsecured and fully and unconditionally guaranteed by the Company. The transaction closed on 30 July 2012.

18. Dividend

The salient details *Dividend No. 113* for the quarter ended 31 March 2012 paid by AngloGold Ashanti Limited (Registration Number 1944/017354/06) is shown below:

	Rate of Exchange	Gross dividend declared	Withholding tax at 15%	Net dividend paid	Date of Payment 2012
South African cents per ordinary share	-	100	15	85	8 June
UK pence per ordinary share	R13.09217/£1	7.6382	1.1457	6.4925	8 June
Australian cents per CHESS Depositary Interest (CDI)	R1/A$0.12260	2.452	0.368	2.084	8 June
Ghana cedi per ordinary share	R1/¢0.2229	0.22290	0.033	0.18947	8 June
Ghana cedi per Ghanaian Depositary Share (GhDS)	R1/¢0.2229	0.002229	0.00033	0.0018947	11 June
US cents per American Depositary Share (ADS)	R8.470455/$1	11.8057	1.7709	10.0348	18 June

Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.

Quarter ended 31 March 2012 *Dividend No. E13* of 50 South African cents (gross), or 42.5 South African cents (net) was paid to holders of E ordinary shares on 8 June 2012, being those employees participating in the Bokamoso ESOP and 50 South African cents (gross) was paid to Izingwe Holdings (Proprietary) Limited on the same day.

The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared **Dividend No. 114** for the quarter ended 30 June 2012 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:

Dividends have been declared out of total reserves	
Rate of dividend declared per ordinary share in South African cents (gross)	100
Dividends tax rate applicable to shareholders liable to pay the dividend tax	15%
STC credits utilised in South African cents	Nil
Rate in South African cents (net) where dividend tax at 15% is payable	85
The ordinary and E ordinary shares in issue of AngloGold Ashanti Limited at the date of declaration is	385,338,207
AngloGold Ashanti Limited's tax reference number	9640006608

In compliance with the requirements of Strate, given the company's primary listing on the JSE, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

	2012
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis	Thursday, 23 August
Last date to trade ordinary shares cum dividend	Friday, 24 August
Last date to register transfers of certificated securities cum dividend	Friday, 24 August
Ordinary shares trade ex-dividend	Monday, 27 August
Record date	Friday, 31 August
Payment date	Friday, 14 September

On the payment date, dividends due to holders of certificated securities on the South African and United Kingdom share registers will be electronically transferred to shareholders' bank accounts. Given the increasing incidences of fraud with respect to cheque payments, the company has ceased the payment of dividends by way of cheque. Shareholders are requested to notify the relevant share registrars with banking details to enable future dividends to be paid via electronic funds transfer. Refer to the back cover for share registrar details.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with further requirements of Strate, between Monday, 27 August and Friday, 31 August 2012, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.

	2012
Ex dividend on New York Stock Exchange	Wednesday, 29 August
Record date	Friday, 31 August
Approximate date for currency conversion	Friday, 14 September
Approximate payment date of dividend	Monday, 24 September

Assuming an exchange rate of R8.2883/$, the gross dividend payable per ADS, which is subject to a 15% South African withholding tax, is equivalent to 12 US cents. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

	2012
Last date to trade and to register GhDSs cum dividend	Friday, 24 August
GhDSs trade ex-dividend	Monday, 27 August
Record date	Friday, 31 August
Approximate payment date of dividend	Monday, 17 September

Assuming an exchange rate of R1/¢0.23572, the gross dividend payable per share, which is subject to a 15% South African withholding tax, is equivalent to 0.2357 cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 8%.

In addition, the directors declared **Dividend No. E14** for the quarter ended 30 June 2012, of 50 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP, which dividend is subject to a 15% withholding tax, and 50 South African cents per E ordinary share payable to Izingwe Holdings (Proprietary) Limited. These dividends will be paid on Friday, 14 September.

Withholding tax: Shareholders are reminded that a 15% withholding tax on dividends and other distributions to shareholders became effective on 1 April 2012. This withholding tax, which was announced by the South African Government on 21 February 2007, replaces the Secondary Tax on Companies. The company's share registrars have communicated the process to all shareholders. If you have not had any correspondence, please contact the company secretary on companysecretary@anglogoldashanti.com.

By order of the Board

T T MBOWENI   **M CUTIFANI**
Chairman   Chief Executive Officer

3 August 2012

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A Adjusted headline earnings

	Quarter ended			Six months ended	
	Jun 2012	Mar 2012	Jun 2011	Jun 2012	Jun 2011
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million				
Headline earnings (note 8)	307	551	477	858	718
Loss on unrealised non-hedge derivatives and other commodity contracts	-	-	2	-	-
Fair value adjustment on option component of convertible bonds	(24)	(43)	(73)	(67)	(88)
Fair value adjustment on mandatory convertible bonds	(29)	(79)	(64)	(108)	(87)
Adjusted headline earnings	253	429	342	682	544
Adjusted headline earnings per ordinary share (cents) [1]	65	111	89	176	141

[1] Calculated on the basic weighted average number of ordinary shares.

B Price received

	Quarter ended			Six months ended	
	Jun 2012	Mar 2012	Jun 2011	Jun 2012	Jun 2011
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million / Imperial				
Gold income (note 2)	1,619	1,706	1,576	3,325	2,998
Adjusted for non-controlling interests	(45)	(52)	(42)	(97)	(81)
	1,574	1,654	1,534	3,228	2,917
Associates and equity accounted joint ventures' share of gold income including realised non-hedge derivatives	81	88	94	169	176
Attributable gold income including realised non-hedge derivatives	1,655	1,742	1,628	3,397	3,093
Attributable gold sold - oz (000)	1,030	1,029	1,078	2,059	2,132
Revenue price per unit - $/oz	1,607	1,692	1,510	1,650	1,451

	Quarter ended			Six months ended	
	Jun 2012	Mar 2012	Jun 2011	Jun 2012	Jun 2011
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million / Imperial				

C Total costs

Total cash costs (note 3)	825	759	721	1,583	1,447
Adjusted for non-controlling interests and non-gold producing companies	(23)	(31)	(7)	(54)	(50)
Associates' and equity accounted joint ventures' share of total cash costs	58	52	51	110	101
Total cash costs adjusted for non-controlling interests and non-gold producing companies	860	780	765	1,639	1,498
Retrenchment costs (note 3)	3	3	3	6	7
Rehabilitation and other non-cash costs (note 3)	25	9	52	34	61
Amortisation of tangible assets (note 3)	195	190	188	386	373
Amortisation of intangible assets (note 3)	1	1	1	2	1
Adjusted for non-controlling interests and non-gold producing companies	(11)	(5)	(16)	(16)	(22)
Associates and equity accounted joint ventures' share of production costs	2	2	2	4	4
Total production costs adjusted for non-controlling interests and non-gold producing companies	1,075	980	995	2,055	1,922
Gold produced - oz (000)	1,073	981	1,086	2,054	2,124
Total cash cost per unit - $/oz	801	794	705	798	705
Total production cost per unit - $/oz	1,002	999	916	1,000	905

Rounding of figures may result in computational discrepancies.

		Quarter ended			Six months ended	
		Jun 2012	Mar 2012	Jun 2011	Jun 2012	Jun 2011
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
				US Dollar million		
D	**EBITDA**					
	Operating profit	**456**	584	519	1,040	882
	Amortisation of tangible assets (note 3)	**195**	190	188	386	373
	Amortisation of intangible assets (note 3)	**1**	1	1	2	1
	Impairment of tangible assets (note 5)	**1**	-	10	1	11
	Impairment reversal of intangible assets (note 5)	**-**	(10)	-	(10)	-
	Loss on unrealised non-hedge derivatives and other commodity contracts	**-**	-	2	-	-
	Share of associates' EBITDA	**12**	32	39	43	65
	Impairment of investments (note 5)	**-**	1	2	1	2
	Net loss (profit) on disposal and derecognition of assets (note 5)	**3**	2	(3)	5	(1)
	Profit on disposal of ISS International Limited (note 5)	**-**	-	-	-	(2)
		668	800	758	1,468	1,331
E	**Interest cover**					
	EBITDA (note D)	**668**	800	758	1,468	1,331
	Finance costs (note 6)	**36**	34	37	70	72
	Capitalised finance costs	**2**	2	-	4	-
		38	36	37	74	72
	Interest cover - times	**18**	22	20	20	18

		As at Jun 2012	As at Mar 2012	As at Dec 2011	As at Jun 2011
		Unaudited	Unaudited	Unaudited	Unaudited
			US Dollar million		
F	**Net asset value - cents per share**				
	Total equity	**5,637**	5,746	5,166	4,785
	Mandatory convertible bonds	**647**	678	760	782
		6,284	6,424	5,926	5,567
	Number of ordinary shares in issue - million (note 9)	**385**	385	385	385
	Net asset value - cents per share	**1,631**	1,669	1,540	1,446
	Total equity	**5,637**	5,746	5,166	4,785
	Mandatory convertible bonds	**647**	678	760	782
	Intangible assets	**(243)**	(228)	(210)	(201)
		6,041	6,196	5,716	5,366
	Number of ordinary shares in issue - million (note 9)	**385**	385	385	385
	Net tangible asset value - cents per share	**1,568**	1,610	1,485	1,394
G	**Net debt**				
	Borrowings - long-term portion	**1,847**	1,705	1,698	1,670
	Borrowings - short-term portion	**30**	51	30	28
	Total borrowings [(1)]	**1,877**	1,756	1,728	1,698
	Corporate office lease	**(33)**	(35)	(33)	(38)
	Unamortised portion of the convertible and rated bonds	**78**	56	85	101
	Cash restricted for use	**(56)**	(78)	(58)	(56)
	Cash and cash equivalents	**(987)**	(1,216)	(1,112)	(839)
	Net debt excluding mandatory convertible bonds	**879**	483	610	866

[(1)] Borrowings exclude the mandatory convertible bonds (note F).

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED JUNE 2012		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	2,474	-	-	-	2,474
Mined	- 000 tons	1,646	427	351	599	3,022
Milled / Treated	- 000 tons	1,432	509	240	707	2,888
Yield	- oz/t	0.222	0.163	0.086	0.161	0.185
	- g/t	7.61	5.58	2.94	5.51	6.35
Gold produced	- oz (000)	318	83	21	114	535
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	3,318	-	-	-	3,318
Yield	- oz/t	0.013	-	-	-	0.013
	- g/t	0.46	-	-	-	0.46
Gold produced	- oz (000)	44	-	-	-	44
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	19,759	732	-	20,490
Mined	- 000 tons	-	38,972	1,750	6,356	47,078
Treated	- 000 tons	-	6,853	687	262	7,802
Stripping ratio	- ratio	-	4.19	2.29	22.25	4.66
Yield	- oz/t	-	0.047	0.073	0.174	0.053
	- g/t	-	1.59	2.52	5.96	1.82
Gold produced	- oz (000)	-	319	50	46	415
HEAP LEACH OPERATION						
Mined	- 000 tons	-	2,405	-	18,249	20,654
Placed	- 000 tons	-	278	-	6,061	6,339
Stripping ratio	- ratio	-	20.19	-	1.97	2.30
Yield	- oz/t	-	0.021	-	0.013	0.013
	- g/t	-	0.72	-	0.44	0.45
Gold placed	- oz (000)	-	6	-	78	83
Gold produced	- oz (000)	-	6	-	73	79
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.04	11.89	46.64	18.86	8.95
TOTAL						
Subsidiaries' gold produced	- oz (000)	362	358	71	233	1,024
Joint ventures' gold produced	- oz (000)	-	49	-	-	49
Attributable gold produced	- oz (000)	362	407	71	233	1,073
Minority gold produced	- oz (000)	-	12	-	20	32
Subsidiaries' gold sold	- oz (000)	336	345	73	225	980
Joint ventures' gold sold	- oz (000)	-	50	-	-	50
Attributable gold sold	- oz (000)	336	395	73	225	1,030
Minority gold sold	- oz (000)	-	11	-	20	31
Spot price	- $/oz	1,611	1,611	1,611	1,611	1,611
Price received	- $/oz sold	1,604	1,606	1,608	1,611	1,607
Total cash costs	- $/oz produced	779	827	1,187	671	801
Total production costs	- $/oz produced	998	987	1,286	941	1,002

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED JUNE 2012 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	539	653	117	390	-	1,700	(81)	1,619
Cash costs	(304)	(347)	(84)	(209)	18	(926)	58	(868)
By-products revenue	22	2	-	21	-	44	-	43
Total cash costs	(282)	(346)	(84)	(189)	18	(883)	58	(825)
Retrenchment costs	(2)	(1)	-	(1)	-	(3)	-	(3)
Rehabilitation and other non-cash costs	(3)	(8)	-	(14)	-	(25)	-	(25)
Amortisation of assets	(74)	(58)	(7)	(56)	(3)	(198)	2	(196)
Total production costs	(361)	(412)	(91)	(260)	15	(1,109)	61	(1,049)
Inventory change	27	3	(1)	33	-	62	1	63
Cost of sales	(334)	(409)	(92)	(227)	15	(1,048)	62	(986)
Gross profit (loss)	**205**	**244**	**25**	**163**	**15**	**652**	**(19)**	**633**
Corporate and other costs	(3)	(2)	(1)	(10)	(82)	(97)	-	(98)
Exploration	(1)	(19)	(21)	(40)	(7)	(89)	1	(87)
Intercompany transactions	-	(19)	(3)	(1)	23	-	-	-
Special items	(1)	(3)	11	2	-	8	-	8
Operating profit (loss)	**200**	**199**	**11**	**114**	**(51)**	**474**	**(18)**	**456**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(1)	(2)	-	1	16	13	-	13
Exchange gain (loss)	-	2	-	3	4	9	(1)	8
Share of equity accounted investments profit	-	-	-	(5)	(17)	(22)	16	(6)
Profit (loss) before taxation	199	199	11	112	(48)	474	(3)	471
Taxation	(43)	(77)	(4)	(64)	(1)	(189)	3	(186)
Profit (loss) for the period	**156**	**123**	**7**	**48**	**(49)**	**285**	**-**	**285**
Equity shareholders	156	137	7	43	(56)	287	-	287
Non-controlling interests	-	(15)	-	6	6	(2)	-	(2)
Operating profit (loss)	200	199	11	114	(51)	474	(18)	456
Intercompany transactions	-	19	3	1	(23)	-	-	-
Special items	2	1	-	1	-	4	-	4
Share of associates' EBIT	-	-	-	(5)	(3)	(9)	18	9
EBIT	**203**	**220**	**15**	**110**	**(77)**	**469**	**-**	**469**
Amortisation of assets	74	58	7	56	3	198	(2)	196
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	**276**	**278**	**22**	**166**	**(74)**	**668**	**-**	**668**
Profit (loss) attributable to equity shareholders	156	137	7	43	(56)	287	-	287
Special items	2	1	-	1	-	4	-	4
Share of associates' special items	-	-	-	-	13	13	-	13
Taxation on items above	(1)	3	-	-	-	2	-	2
Headline earnings (loss)	**157**	**141**	**7**	**43**	**(42)**	**307**	**-**	**307**
Fair value adjustment on option component of convertible bonds	-	-	-	-	(24)	(24)	-	(24)
Fair value adjustment on mandatory convertible bonds	-	-	-	-	(29)	(29)	-	(29)
Adjusted headline earnings (loss)	**157**	**141**	**7**	**43**	**(95)**	**253**	**-**	**253**
Ore reserve development capital	62	12	4	17	-	95	-	95
Stay-in-business capital	35	87	5	22	14	163	(2)	162
Project capital	32	81	43	37	-	193	(53)	141
Total capital expenditure	**130**	**180**	**52**	**75**	**14**	**451**	**(54)**	**397**
Less interest capitalised								(2)
Less expenditures on intangible assets								(20)
Capital expenditure per statement of cash flows								**374**

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED MARCH 2012		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	1,760	-	-	-	1,760
Mined	- 000 tons	1,218	458	267	583	2,526
Milled / Treated	- 000 tons	1,096	489	278	655	2,519
Yield	- oz/t	0.243	0.123	0.100	0.165	0.184
	- g/t	8.33	4.23	3.42	5.67	6.30
Gold produced	- oz (000)	266	60	28	108	463
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	3,142	253	-	-	3,395
Yield	- oz/t	0.013	0.004	-	-	0.012
	- g/t	0.44	0.14	-	-	0.41
Gold produced	- oz (000)	40	1	-	-	41
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	19,131	959	-	20,090
Mined	- 000 tons	-	38,186	2,293	6,107	46,586
Treated	- 000 tons	-	6,461	715	230	7,406
Stripping ratio	- ratio	-	5.39	2.98	22.75	5.84
Yield	- oz/t	-	0.049	0.056	0.187	0.054
	- g/t	-	1.67	1.93	6.42	1.84
Gold produced	- oz (000)	-	314	40	43	397
HEAP LEACH OPERATION						
Mined	- 000 tons	-	2,397	-	17,741	20,139
Placed	- 000 tons	-	271	-	5,722	5,993
Stripping ratio	- ratio	-	16.73	-	2.28	2.63
Yield	- oz/t	-	0.023	-	0.011	0.012
	- g/t	-	0.79	-	0.39	0.41
Gold placed	- oz (000)	-	6	-	65	71
Gold produced	- oz (000)	-	7	-	74	81
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	4.38	11.03	43.01	18.81	8.27
TOTAL						
Subsidiaries' gold produced	- oz (000)	306	328	68	225	927
Joint ventures' gold produced	- oz (000)	-	54	-	-	54
Attributable gold produced	- oz (000)	306	382	68	225	981
Minority gold produced	- oz (000)	-	10	-	20	30
Subsidiaries' gold sold	- oz (000)	306	367	68	237	978
Joint ventures' gold sold	- oz (000)	-	51	-	-	51
Attributable gold sold	- oz (000)	306	418	68	237	1,029
Minority gold sold	- oz (000)	-	11	-	22	33
Spot price	- $/oz	1,691	1,691	1,691	1,691	1,691
Price received	- $/oz sold	1,712	1,686	1,691	1,678	1,692
Total cash costs	- $/oz produced	849	817	1,290	534	794
Total production costs	- $/oz produced	1,113	979	1,412	748	999

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED MARCH 2012 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	524	723	115	432	-	1,793	(88)	1,706
Cash costs	(278)	(323)	(88)	(189)	6	(871)	52	(819)
By-products revenue	18	2	-	41	-	61	-	61
Total cash costs	(260)	(321)	(88)	(148)	6	(811)	52	(759)
Retrenchment costs	(2)	-	-	(1)	-	(3)	-	(3)
Rehabilitation and other non-cash costs	(2)	(7)	-	(1)	-	(10)	-	(9)
Amortisation of assets	(77)	(56)	(8)	(50)	(2)	(193)	2	(191)
Total production costs	(340)	(384)	(96)	(199)	3	(1,016)	54	(962)
Inventory change	(2)	(22)	(2)	1	-	(24)	(3)	(27)
Cost of sales	(342)	(406)	(98)	(198)	3	(1,040)	51	(989)
Gross profit (loss)	**182**	**317**	**17**	**234**	**3**	**753**	**(36)**	**717**
Corporate and other costs	(3)	(3)	-	(8)	(61)	(76)	-	(75)
Exploration	(1)	(23)	(18)	(25)	(10)	(76)	1	(75)
Intercompany transactions	-	(17)	(3)	-	21	-	-	-
Special items	-	6	14	-	(3)	17	-	17
Operating profit (loss)	**179**	**280**	**10**	**200**	**(50)**	**618**	**(35)**	**584**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(2)	(1)	1	(1)	87	85	-	85
Exchange (loss) gain	-	2	-	(2)	(2)	(2)	1	(2)
Share of equity accounted investments profit	-	-	-	(4)	4	-	22	22
Profit (loss) before taxation	177	281	11	193	39	701	(12)	689
Taxation	90	(140)	(5)	(70)	2	(123)	12	(111)
Profit (loss) for the period	**267**	**141**	**7**	**123**	**41**	**578**	**-**	**578**
Equity shareholders	267	136	7	113	40	563	-	563
Non-controlling interests	-	5	-	10	-	15	-	15
Operating profit (loss)	179	280	10	200	(50)	618	(35)	584
Intercompany transactions	-	17	3	-	(21)	-	-	-
Special items	1	(10)	-	-	1	(7)	-	(7)
Share of associates' EBIT	-	-	-	(4)	(1)	(4)	35	30
EBIT	**180**	**288**	**13**	**197**	**(71)**	**607**	**-**	**607**
Amortisation of assets	77	56	8	50	2	193	(2)	191
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	**257**	**344**	**22**	**246**	**(69)**	**800**	**-**	**800**
Profit (loss) attributable to equity shareholders	267	136	7	113	40	563	-	563
Special items	1	(10)	-	-	1	(7)	-	(7)
Share of associates' special items	-	-	-	-	(5)	(5)	-	(5)
Taxation on items above	-	-	-	-	-	-	-	-
Headline earnings (loss)	**268**	**126**	**7**	**113**	**37**	**551**	**-**	**551**
Fair value adjustment on option component of convertible bonds	-	-	-	-	(43)	(43)	-	(43)
Fair value loss on mandatory convertible bonds	-	-	-	-	(79)	(79)	-	(79)
Adjusted headline earnings (loss)	**268**	**126**	**7**	**113**	**(85)**	**429**	**-**	**429**
Ore reserve development capital	58	12	5	15	-	90	-	90
Stay-in-business capital	19	63	4	13	3	102	(2)	100
Project capital	28	47	33	53	-	162	(32)	130
Total capital expenditure	**106**	**122**	**42**	**81**	**3**	**354**	**(35)**	**320**
Less interest capitalised								(2)
Less expenditures on intangible assets								(7)
Capital expenditure per statement of cash flows								**312**

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED JUNE 2011		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	2,962	-	-	-	2,962
Mined	- 000 tons	1,834	486	261	571	3,152
Milled / Treated	- 000 tons	1,651	541	243	550	2,983
Yield	- oz/t	0.233	0.151	0.092	0.181	0.197
	- g/t	7.97	5.19	3.15	6.20	6.75
Gold produced	- oz (000)	384	82	22	99	587
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	3,089	-	-	-	3,089
Yield	- oz/t	0.015	-	-	-	0.016
	- g/t	0.53	-	-	-	0.54
Gold produced	- oz (000)	48	1	-	-	49
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	18,444	172	-	18,616
Mined	- 000 tons	-	36,920	395	7,611	44,926
Treated	- 000 tons	-	5,872	736	260	6,867
Stripping ratio	- ratio	-	4.63	7.57	23.32	5.49
Yield	- oz/t	-	0.049	0.052	0.167	0.054
	- g/t	-	1.68	1.79	5.74	1.85
Gold produced	- oz (000)	-	288	38	43	370
HEAP LEACH OPERATION						
Mined	- 000 tons	-	1,925	-	17,947	19,872
Placed	- 000 tons	-	317	-	5,980	6,298
Stripping ratio	- ratio	-	6.31	-	2.07	2.25
Yield	- oz/t	-	0.032	-	0.011	0.012
	- g/t	-	1.10	-	0.39	0.42
Gold placed	- oz (000)	-	10	-	68	78
Gold produced	- oz (000)	-	6	-	74	80
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	6.21	11.01	40.57	20.73	9.39
TOTAL						
Subsidiaries' gold produced	- oz (000)	431	313	61	216	1,022
Joint ventures' gold produced	- oz (000)	-	64	-	-	64
Attributable gold produced	- oz (000)	431	377	61	216	1,086
Minority gold produced	- oz (000)	-	12	-	18	30
Subsidiaries' gold sold	- oz (000)	431	310	62	213	1,016
Joint ventures' gold sold	- oz (000)	-	62	-	-	62
Attributable gold sold	- oz (000)	431	372	62	213	1,078
Minority gold sold	- oz (000)	-	12	-	19	30
Spot price	- $/oz	1,496	1,496	1,496	1,496	1,496
Price received	- $/oz sold	1,516	1,506	1,498	1,507	1,510
Total cash costs	- $/oz produced	688	705	1,595	487	705
Total production costs	- $/oz produced	905	861	1,745	794	916

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED JUNE 2011 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received	654	578	93	344	-	1,669	(94)	1,576
Cash costs	(330)	(277)	(97)	(160)	25	(839)	51	(788)
By-products revenue	33	2	-	32	1	68	-	67
Total cash costs	(297)	(275)	(97)	(129)	26	(772)	51	(721)
Retrenchment costs	(2)	-	-	(1)	-	(3)	-	(3)
Rehabilitation and other non-cash costs	(2)	(8)	(1)	(41)	-	(52)	-	(52)
Amortisation of assets	(89)	(52)	(8)	(38)	(4)	(191)	2	(189)
Total production costs	(390)	(335)	(106)	(208)	21	(1,017)	53	(964)
Inventory change	-	1	3	15	-	18	(1)	17
Cost of sales	(390)	(334)	(103)	(193)	21	(999)	52	(947)
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	(3)	-	(2)	-	(2)
Gross profit (loss)	264	245	(10)	149	21	668	(41)	627
Corporate and other costs	(3)	(4)	-	(10)	(57)	(74)	-	(74)
Exploration	-	(13)	(12)	(30)	(10)	(64)	1	(63)
Intercompany transactions	-	(11)	-	(1)	12	-	-	-
Special items	(7)	30	16	1	(11)	29	-	29
Operating profit (loss)	253	246	(6)	109	(44)	559	(40)	519
Net finance (costs) income, unwinding of obligations and fair value adjustments	(1)	(2)	-	(1)	101	97	-	98
Exchange gain (loss)	-	(4)	-	(2)	(1)	(6)	1	(6)
Share of equity accounted investments profit	-	-	-	(3)	(3)	(5)	26	21
Profit (loss) before taxation	252	241	(6)	104	54	645	(13)	632
Taxation	(79)	(71)	1	(12)	(2)	(162)	13	(149)
Profit (loss) for the period	174	171	(5)	92	52	483	-	483
Equity shareholders	174	166	(5)	92	43	470	-	470
Non-controlling interests	-	4	-	-	9	13	-	13
Operating profit (loss)	253	246	(6)	109	(44)	559	(40)	519
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	3	-	2	-	2
Intercompany transactions	-	11	-	1	(12)	-	-	-
Special items	8	1	(3)	(1)	4	9	-	9
Share of associates' EBIT	-	-	-	(3)	-	(3)	40	37
EBIT	261	258	(9)	109	(52)	567	-	567
Amortisation of assets	89	52	8	38	4	191	(2)	189
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	350	310	(1)	147	(48)	758	-	758
Profit (loss) attributable to equity shareholders	174	166	(5)	92	43	470	-	470
Special items	8	1	(3)	(1)	4	9	-	9
Share of associates' special items	-	-	-	-	2	2	-	2
Taxation on items above	(5)	-	1	-	-	(4)	-	(4)
Headline earnings (loss)	177	167	(7)	91	50	477	-	477
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	3	-	2	-	2
Fair value adjustment on option component of convertible bonds	-	-	-	-	(73)	(73)	-	(73)
Fair value loss on mandatory convertible bonds	-	-	-	-	(64)	(64)	-	(64)
Adjusted headline earnings (loss)	177	167	(7)	93	(88)	342	-	342
Ore reserve development capital	68	12	1	17	-	98	-	98
Stay-in-business capital	29	63	2	27	1	122	(1)	121
Project capital	19	30	16	61	-	126	(22)	104
Total capital expenditure	116	105	19	105	1	346	(23)	323
Less interest capitalised								-
Less expenditures on intangible assets								-
Capital expenditure per statement of cash flows								323

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS SIX MONTHS ENDED JUNE 2012		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	4,234	-	-	-	4,234
Mined	- 000 tons	2,864	886	617	1,182	5,548
Milled / Treated	- 000 tons	2,528	999	518	1,362	5,406
Yield	- oz/t	0.231	0.143	0.093	0.163	0.185
Gold produced	- oz (000)	584	143	48	222	997
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	6,460	253	-	-	6,713
Yield	- oz/t	0.013	0.004	-	-	0.013
Gold produced	- oz (000)	84	1	-	-	85
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	38,889	1,691	-	40,580
Mined	- 000 tons	-	77,158	4,044	12,462	93,664
Treated	- 000 tons	-	13,315	1,401	493	15,209
Stripping ratio	- ratio	-	4.72	2.65	22.49	5.19
Yield	- oz/t	-	0.048	0.065	0.180	0.053
Gold produced	- oz (000)	-	633	91	89	812
HEAP LEACH OPERATION						
Mined	- 000 tons	-	4,802	-	35,990	40,793
Placed	- 000 tons	-	549	-	11,783	12,332
Stripping ratio	- ratio	-	18.31	-	2.12	2.46
Yield	- oz/t	-	0.022	-	0.012	0.013
Gold placed	- oz (000)	-	12	-	143	155
Gold produced	- oz (000)	-	12	-	147	160
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	4.71	11.46	44.79	18.84	8.61
TOTAL						
Subsidiaries' gold produced	- oz (000)	668	686	139	458	1,951
Joint ventures' gold produced	- oz (000)	-	103	-	-	103
Attributable gold produced	- oz (000)	668	789	139	458	2,054
Minority gold produced	- oz (000)	-	22	-	40	61
Subsidiaries' gold sold	- oz (000)	642	711	141	462	1,957
Joint ventures' gold sold	- oz (000)	-	102	-	-	102
Attributable gold sold	- oz (000)	642	813	141	462	2,059
Minority gold sold	- oz (000)	-	22	-	42	63
Spot price	- $/oz	1,651	1,651	1,651	1,651	1,651
Price received	- $/oz sold	1,656	1,647	1,648	1,645	1,650
Total cash costs	- $/oz produced	811	822	1,237	604	798
Total production costs	- $/oz produced	1,050	983	1,348	846	1,000

Rounding of figures may result in computational discrepancies.

Quarterly Report June 2012 - www.AngloGoldAshanti.com

FINANCIAL RESULTS - SIX MONTHS ENDED JUNE 2012 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	1,063	1,376	232	822	-	3,493	(168)	3,325
Cash costs	(581)	(670)	(172)	(398)	24	(1,798)	110	(1,687)
By-products revenue	40	3	-	61	-	104	-	104
Total cash costs	(542)	(666)	(172)	(337)	23	(1,693)	110	(1,583)
Retrenchment costs	(4)	(1)	-	(2)	-	(6)	-	(6)
Rehabilitation and other non-cash costs	(5)	(14)	-	(15)	-	(35)	-	(34)
Amortisation of assets	(151)	(115)	(15)	(106)	(5)	(392)	4	(388)
Total production costs	(702)	(796)	(187)	(459)	18	(2,126)	115	(2,011)
Inventory change	25	(19)	(3)	34	-	38	(2)	36
Cost of sales	(676)	(815)	(190)	(425)	18	(2,088)	113	(1,975)
Gross profit (loss)	**387**	**561**	**42**	**397**	**18**	**1,405**	**(55)**	**1,350**
Corporate and other costs	(5)	(5)	(1)	(19)	(143)	(173)	-	(173)
Exploration	(2)	(42)	(38)	(65)	(17)	(165)	2	(163)
Intercompany transactions	-	(37)	(6)	(1)	44	-	-	-
Special items	(1)	3	25	2	(3)	25	-	25
Operating profit (loss)	**379**	**479**	**22**	**313**	**(101)**	**1,092**	**(53)**	**1,040**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(3)	(3)	1	(1)	103	98	-	98
Exchange (loss) gain	-	4	-	1	1	6	-	6
Share of equity accounted investments profit	-	-	-	(9)	(13)	(22)	37	16
Profit (loss) before taxation	376	480	23	305	(9)	1,175	(15)	1,160
Taxation	47	(217)	(9)	(134)	1	(312)	15	(297)
Profit (loss) for the period	**423**	**263**	**14**	**171**	**(8)**	**863**	**-**	**863**
Equity shareholders	423	273	14	155	(15)	850	-	850
Non-controlling interests	-	(10)	-	16	7	13	-	13
Operating profit (loss)	379	479	22	313	(101)	1,092	(53)	1,040
Intercompany transactions	-	37	6	1	(44)	-	-	-
Special items	4	(9)	-	1	1	(3)	-	(3)
Share of associates' EBIT	-	-	-	(9)	(4)	(13)	53	40
EBIT	**383**	**507**	**28**	**306**	**(148)**	**1,076**	**-**	**1,076**
Amortisation of assets	151	115	15	106	5	392	(4)	387
Share of associates' amortisation	-	-	-	-	-	-	4	4
EBITDA	**533**	**622**	**43**	**412**	**(143)**	**1,468**	**-**	**1,468**
Profit (loss) attributable to equity shareholders	423	273	14	155	(15)	850	-	850
Special items	4	(9)	-	1	1	(3)	-	(3)
Share of associates' special items	-	-	-	-	9	9	-	9
Taxation on items above	(1)	3	-	-	-	1	-	1
Headline earnings (loss)	**425**	**267**	**14**	**156**	**(5)**	**858**	**-**	**858**
Fair value adjustment on option component of convertible bonds	-	-	-	-	(67)	(67)	-	(67)
Fair value loss on mandatory convertible bonds	-	-	-	-	(108)	(108)	-	(108)
Adjusted headline earnings (loss)	**425**	**267**	**14**	**156**	**(181)**	**682**	**-**	**682**
Ore reserve development capital	120	24	9	32	-	185	-	185
Stay-in-business capital	55	150	9	35	18	266	(4)	262
Project capital	60	128	77	90	-	355	(85)	270
Total capital expenditure	**236**	**302**	**94**	**156**	**18**	**806**	**(89)**	**717**
Less interest capitalised								(4)
Less expenditures on intangible assets								(28)
Capital expenditure per statement of cash flows								**686**

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS SIX MONTHS ENDED JUNE 2011		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	5,660	-	-	-	5,660
Mined	- 000 tons	3,552	977	488	1,085	6,102
Milled / Treated	- 000 tons	3,183	1,084	508	1,089	5,864
Yield	- oz/t	0.231	0.139	0.124	0.187	0.197
	- g/t	7.93	4.78	4.27	6.40	6.75
Gold produced	- oz (000)	737	151	63	203	1,154
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	6,049	-	-	-	6,049
Yield	- oz/t	0.016	-	-	-	0.016
	- g/t	0.54	-	-	-	0.55
Gold produced	- oz (000)	95	2	-	-	98
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	34,896	1,617	-	36,514
Mined	- 000 tons	-	69,621	3,785	14,844	88,250
Treated	- 000 tons	-	12,052	1,382	504	13,937
Stripping ratio	- ratio	-	4.05	6.26	23.85	4.92
Yield	- oz/t	-	0.048	0.050	0.162	0.052
	- g/t	-	1.63	1.73	5.56	1.78
Gold produced	- oz (000)	-	573	70	82	725
HEAP LEACH OPERATION						
Mined	- 000 tons	-	3,565	-	35,228	38,793
Placed	- 000 tons	-	621	-	11,729	12,350
Stripping ratio	- ratio	-	6.23	-	2.07	2.24
Yield	- oz/t	-	0.030	-	0.011	0.012
	- g/t	-	1.04	-	0.39	0.42
Gold placed	- oz (000)	-	19	-	132	151
Gold produced	- oz (000)	-	14	-	134	148
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	6.01	10.92	40.57	20.40	9.23
TOTAL						
Subsidiaries' gold produced	- oz (000)	832	617	133	419	2,001
Joint ventures' gold produced	- oz (000)	-	123	-	-	123
Attributable gold produced	- oz (000)	832	740	133	419	2,124
Minority gold produced	- oz (000)	-	23	-	38	62
Subsidiaries' gold sold	- oz (000)	832	632	132	415	2,011
Joint ventures' gold sold	- oz (000)	-	121	-	-	121
Attributable gold sold	- oz (000)	832	753	132	415	2,132
Minority gold sold	- oz (000)	-	24	-	37	61
Spot price	- $/oz	1,441	1,441	1,441	1,441	1,441
Price received	- $/oz sold	1,458	1,446	1,439	1,448	1,451
Total cash costs	- $/oz produced	663	761	1,355	484	705
Total production costs	- $/oz produced	889	912	1,505	725	905

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - SIX MONTHS ENDED JUNE 2011 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received	1,214	1,123	189	647	-	3,173	(176)	2,998
Cash costs	(612)	(584)	(181)	(310)	20	(1,666)	101	(1,565)
By-products revenue	60	3	1	54	1	119	-	118
Total cash costs	(552)	(580)	(180)	(256)	21	(1,548)	101	(1,447)
Retrenchment costs	(5)	-	-	(2)	-	(7)	-	(7)
Rehabilitation and other non-cash costs	(4)	(16)	(1)	(41)	-	(62)	-	(61)
Amortisation of assets	(178)	(98)	(19)	(77)	(6)	(379)	4	(374)
Total production costs	(739)	(694)	(200)	(377)	14	(1,995)	106	(1,889)
Inventory change	(1)	(23)	6	36	-	18	(2)	16
Cost of sales	(740)	(717)	(194)	(340)	14	(1,976)	104	(1,873)
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	(1)	-	-	-	-
Gross profit (loss)	**474**	**407**	**(5)**	**306**	**14**	**1,196**	**(71)**	**1,125**
Corporate and other costs	(5)	(7)	(2)	(24)	(115)	(153)	-	(153)
Exploration	-	(33)	(23)	(49)	(18)	(122)	2	(120)
Intercompany transactions	-	(23)	-	(1)	24	-	-	-
Special items	(8)	23	23	1	(10)	30	-	30
Operating profit (loss)	**460**	**367**	**(6)**	**234**	**(103)**	**952**	**(70)**	**882**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(2)	(3)	-	(1)	100	94	1	95
Exchange gain (loss)	-	(7)	-	(1)	-	(8)	3	(5)
Share of equity accounted investments profit (loss)	-	-	-	(7)	(5)	(12)	44	32
Profit (loss) before taxation	458	357	(6)	225	(9)	1,026	(22)	1,004
Taxation	(133)	(113)	-	(41)	(8)	(295)	22	(273)
Profit (loss) for the period	**325**	**245**	**(6)**	**184**	**(17)**	**731**	**-**	**731**
Equity shareholders	325	235	(6)	179	(21)	711	-	711
Non-controlling interests	-	10	-	5	5	20	-	20
Operating profit (loss)	460	367	(6)	234	(103)	952	(70)	882
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	1	-	-	-	-
Intercompany transactions	-	23	-	1	(24)	-	-	-
Special items	9	2	(3)	(1)	3	9	-	9
Share of associates' EBIT	-	-	-	(7)	(3)	(9)	70	61
EBIT	**469**	**392**	**(9)**	**228**	**(127)**	**953**	**-**	**953**
Amortisation of assets	178	98	19	77	6	379	(4)	374
Share of associates' amortisation	-	-	-	-	-	-	4	4
EBITDA	**648**	**490**	**10**	**305**	**(121)**	**1,331**	**-**	**1,331**
Profit (loss) attributable to equity shareholders	325	235	(6)	179	(21)	711	-	711
Special items	9	2	(3)	(1)	3	9	-	9
Share of associates' special items	-	-	-	-	2	2	-	2
Taxation on items above	(5)	-	1	-	-	(5)	-	(5)
Headline earnings (loss)	**328**	**237**	**(8)**	**178**	**(17)**	**718**	**-**	**718**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	1	-	-	-	-
Fair value adjustment on option component of convertible bond	-	-	-	-	(88)	(88)	-	(88)
Adjusted headline earnings (loss)	**328**	**237**	**(8)**	**178**	**(191)**	**544**	**-**	**544**
Ore reserve development capital	133	24	5	31	-	193	-	193
Stay-in-business capital	43	95	4	42	3	187	(2)	185
Project capital	35	47	21	111	-	215	(36)	179
Total capital expenditure	**211**	**167**	**30**	**183**	**3**	**594**	**(38)**	**556**
Less interest capitalised								-
Less expenditures on intangible assets								-
Capital expenditure per statement of cash flows								**556**

Rounding of figures may result in computational discrepancies.

Notes





Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD

JSE Sponsor: UBS (South Africa) (Pty) Ltd

Auditors: Ernst & Young Inc.

Offices

Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors

Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan *§ (Chief Financial Officer)

Non-Executive
T T Mboweni ^ (Chairman)
F B Arisman #
R Gasant ^
Ms N P January-Bardill ^
M J Kirkwood*
W A Nairn ^
Prof L W Nkuhlu ^
F Ohene-Kena +
S M Pityana ^
R J Ruston ~

*	British	#	American
~	Australian	^	South African
+	Ghanaian	§	Indian

Officers
Company Secretary: Ms L Eatwell

Investor Relations Contacts

South Africa
Michael Bedford
Telephone: +27 11 637 6273
Mobile: +27 82 374 8820
E-mail: mbedford@AngloGoldAshanti.com

United States
Stewart Bailey
Telephone: +1 212 858 7701
Mobile: +1 646 338 4337
E-mail: sbailey@AngloGoldAshanti.com

Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@AngloGoldAshantiNA.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS13 8AE
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner

Global BuyDIRECT[SM]
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 06, 2012

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary